UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date February 19, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 19, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES PROPOSAL FOR DISTRIBUTION OF PROFITS

The Board of Directors of Bancolombia S.A., has decided to submit for the consideration of its shareholders at the next Ordinary General Shareholders´ Meeting, a profit distribution proposal, taking into account the following matters:

(i)Bancolombia will maintain an adequate capital structure and an optimal level of solvency to meet the expected growth of the business, maintaining prudent standards above regulatory levels.
(ii)The business projections for 2025 are based on moderate asset growth, stability in the general performance of the business and a return on equity substantially higher than projected inflation for Colombia.

Based on the foregoing, the Board of Directors will submit to the consideration of the shareholders the profit distribution proposal described below:

(i)The payment of an annual dividend of COP 3,900 per share, payable in one installment on April 1, 2025.
(ii)The creation of a specific reserve (reserva ocasional) for the strengthening of equity and future growth of the entity in the amount of COP 1.86 trillion.
(iii)A specific reserve (reserva ocasional) available to the Board of Directors for donations to social projects in the amount of COP 34 billion.

The Board of Directors submits for consideration at the Ordinary General Shareholders´ Meeting the profit distribution proposal described below:

PROPOSAL FOR DISTRIBUTION OF PROFITS

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Gross profit 2024	7,103,221,483,848.23
Provisions for income tax and deferred tax	(1,525,001,351,375.72)

Net profit fiscal year 2024		5,578,220,132,472.51

Plus retained earnings recorded in the opening balance sheet and realized during fiscal year 2024		9,448,864,614.99

Plus release of proceeds for payment of equity and future growth		57,701,443,512.77

Total to be distributed		5,645,370,440,600.27

Specific reserve for the strengthening of equity and future growth	1,860,245,140,600.27

For the payment of a dividend in respect of 509,704,584 common shares and 452,122,416 preferred shares, subscribed and paid as of December 31st 2024, , in the aggregate amount of COP 3,900 per share, payable as: COP 3,900 per share in one installment on April 1, 2025.	3,751,125,300,000.00

Specific reserve available to the Board of Directors for donations to social benefit projects	34,000,000,000.00

TOTALS	5,645,370,440,600.27	5,645,370,440,600.27

Amounts expressed in Colombian pesos (COP)

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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